Exhibit 97

ARTHUR J. GALLAGHER & CO.

INCENTIVE COMPENSATION RECOVERY POLICY

Purpose

The Board of Directors of Arthur J. Gallagher & Co. (the “Company”) has adopted this incentive compensation recovery policy in furtherance of a corporate culture that promotes accountability and aligns with the Company’s compensation principles.

Administration

The administration of this Policy shall be overseen by the Compensation Committee of the Board and is intended to comply with, and to be administered and interpreted consistent with, Listing Standard 303A.14 adopted by the New York Stock Exchange to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended. The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. This Policy shall be interpreted consistently with the requirements of Rule 10D-1 of the Exchange Act and any applicable rules, listing standards or regulations, as amended from time to time, and shall be applied to the fullest extent of applicable law. Any determinations made by the Compensation Committee shall be final and binding on all affected individuals.

Definitions

“Accounting Restatement” means a restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Covered Executive” means any current or former “officer” (as defined under Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) of the Company.

“Financial Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, which shall include stock price and total shareholder return, and any measure that is derived wholly or in part from any such measure, including non-GAAP measures, regardless of whether such measure is presented within the financial statements or included in a filing with the Securities and Exchange Commission.

“Incentive Compensation” means compensation granted, earned, or vested based wholly or in part upon the attainment of one or more Financial Measures that was received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive Compensation. Incentive Compensation shall be deemed “received” in the fiscal year during which the Financial Measure used to determine the applicable award of Incentive Compensation is attained, even if the grant, vest or payment of such Incentive Compensation occurs after the end of that fiscal year. For example, if an award is based on a Financial Measure for the year ended December 31, 2023, the award will be deemed received in 2023 even if paid in 2024.

“Recovery Period” means the three completed fiscal years immediately preceding the date on which the Audit Committee of the Board concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or a court, regulator, or other legally authorized body directs the Company to prepare a Restatement and any transition period of less than nine months that is within or immediately following such three fiscal years.

Recovery Policy

The Compensation Committee shall recover on a reasonably prompt basis the amount of any Incentive Compensation received by a Covered Executive during the Recovery Period that exceeds the amount of Incentive Compensation that otherwise would have been received if such Incentive Compensation were determined based on the applicable Restatement, in all cases calculated without regard to any taxes paid with respect to such compensation. For Incentive Compensation based on stock price or total shareholder return, where the amount of the Incentive Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the Compensation Committee shall perform its calculation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return.

This Policy is binding and enforceable against any beneficiaries, heirs, executors, administrators or any other legal representatives, successors or assigns of any Covered Executive.

Method of Recoupment

The Compensation Committee will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder to the extent permitted by applicable law, including, without limitation, by requiring payment of such amounts to the Company, by set-off, or by reducing future compensation.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any Incentive Compensation recovered pursuant to this Policy, including, without limitation any payment or reimbursement for costs related to any third-party insurance policy or any other similar product purchased by any Covered Executive that may cover against such loss.

Other Recoupment Rights

Any employment agreement, equity award agreement, or similar agreement entered into by the Company with any Covered Executive shall, as a condition to the grant of any benefit thereunder, require such Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to any other policy, agreement or by law.

Advisors

The Compensation Committee may, in its sole discretion, retain any kind of advisor needed to fulfill its duties under this Policy. The Company shall provide for appropriate funding, as determined by the Compensation Committee, for the payment of compensation to any such advisor.

Impracticability

The Compensation Committee may determine that recovery is impracticable in accordance with any applicable exceptions under Rule 10D-1, including if the Compensation Committee determines that the direct expense paid to legal counsel or other third parties to assist in enforcing this Policy (including through litigation) would exceed the amount to be recovered after making a reasonable attempt to recover such amounts.

Amendment and Termination

The Compensation Committee shall review and recommend changes in the Policy to the Board from time to time, as appropriate. The Board may amend or terminate this Policy in its discretion pursuant to applicable law.

Effective Date

This Policy is effective as of the date adopted by the Board and applies to Incentive Compensation that is received by Covered Executives on or after October 2, 2023.